Suite 1240, 1140 West Pender Street

Vancouver, British Columbia, V6E 4G1

Tel: (604) 681-8030 Fax: (604) 681-8039

_________________________________________________

INFORMATION CIRCULAR
As at May 14, 2013, unless otherwise noted

FOR THE ANNUAL GENERAL MEETING

OF THE SHAREHOLDERS

TO BE HELD ON JUNE 20, 2013

SOLICITATION OF PROXIES

This information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management (“Management”) of Alderon Iron Ore Corp. (the “Company” or “Alderon”) for use at the Annual General Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting, and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management.  Solicitations will be made by mail and may be supplemented by telephone or other personal contact by regular officers and employees of the Company without special compensation.  The Company does not reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals the authorization to execute the Instrument of Proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.  None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are directors or officers of the Company and are nominees of Management.  A Shareholder has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy.  To exercise this right, a Shareholder should strike out the names of the persons named in the Instrument of Proxy and insert the name of his/her nominee in the blank space provided, or complete another proper form of Instrument of Proxy.  The completed Instrument of Proxy should be deposited with the Company’s Registrar and Transfer Agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The Instrument of Proxy must be dated and be signed by the Shareholder or by his/her attorney in writing, or, if the Shareholder is a company, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke an Instrument of Proxy either by (a) signing another proper form of Instrument of Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF THE COMPANY’S SHARES

Only Shareholders whose names appear in the Company’s Central Securities Register (the “Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting.  Shareholders who do not hold common shares of the Company (the “Common Shares”) in their own name (“Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.  Beneficial Shareholders who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds the Common Shares as registered Shareholder.  Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.  The form of proxy supplied to Beneficial Shareholders is similar to that provided to Registered Shareholders.  However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. Management of the Company does not intend to pay for intermediaries to forward to objecting beneficial owners under National Instrument 54-101 the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and in case of an objecting beneficial owner, the objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients.  The directors and officers of the Company do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Instrument of Proxy to the clearing agencies and intermediaries for onward distribution.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Instrument of Proxy provided by the Company to the Registered Shareholders.  However, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder.  Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the Management proxyholder’s name in the form and insert the Beneficial Shareholder’s name in the blank space provided.  The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial

Solutions, Inc. (“Broadridge”).  Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and requests Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a form of proxy with a Broadridge sticker on it cannot use that form of proxy to vote Common Shares directly at the Meeting – the form of proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.  All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the Common Shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

If no choice is specified on the Instrument of Proxy with respect to a matter to be acted upon, the Instrument of Proxy confers discretionary authority with respect to the matter upon the proxyholder named on the Instrument of Proxy.  In the absence of any direction in the Instrument of Proxy, it is intended that the proxyholder named by Management in the Instrument of Proxy will vote the Common Shares represented by the Instrument of Proxy in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular.  The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

At the time of printing of this Information Circular, Management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to Management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At May 14, 2013, the Company had 130,144,167 Common Shares without par value issued and outstanding.  All Common Shares are of the same class and each carries the right to one vote.  The quorum for a meeting of Shareholders is two persons present in person or by proxy who are entitled to vote at the Meeting.

May 16, 2013 has been determined as the record date as of which Shareholders are entitled to receive notice of and attend and vote at the Meeting.  Shareholders desiring to be represented by proxy at the Meeting must deposit their proxies at the place and within the time set forth in the notes to the Instrument of Proxy in order to entitle the person duly appointed by the proxy to attend and vote thereat.

Other than as set forth below, to the knowledge of the directors and senior officers of the Company, as at May 14, 2013, no Shareholder beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to the Common Shares.

Altius Resources Inc. (“Altius”) and its parent, Altius Minerals Corporation, collectively, are the beneficial owners of 32,869,006 Common Shares representing approximately 25.26% of the issued and outstanding Common Shares.

Liberty Metals & Mining Holdings, LLC (“LMM”) is the beneficial owner of 18,797,454 Common Shares representing approximately 14.44% of the issued and outstanding Common Shares.

Hebei Iron & Steel Group Co., Ltd. (“Hebei”), through its wholly-owned subsidiary, HBIS International Holding (Luxembourg) Co S.A.R.L., is the beneficial owner of 25,858,889 Common Shares representing approximately 19.87% of the issued and outstanding Common Shares

PRESENTATION OF THE FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2012 will be presented to the Shareholders at the Meeting.

FIXING THE NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

Fixing the Number of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of the ordinary resolution fixing the number of directors on the board of directors of the Company (the “Board of Directors” or the “Board”) at twelve (12).

Election of Directors

Although Management is nominating twelve (12) individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.  Each director of the Company is elected annually and holds office until the next annual general meeting of the Shareholders unless that person ceases to be a director before then.  Management proposes to nominate the persons herein listed for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, the Common Shares represented by proxy will, on a poll, be voted for the nominees herein listed.  MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED. IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY ON ANY POLL FOR THE ELECTION OF ANY PERSON OR PERSONS AS DIRECTOR UNLESS THE SHAREHOLDER HAS SPECIFIED OTHERWISE IN THE INSTRUMENT OF PROXY.  UNLESS AUTHORITY TO DO SO IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR THE ELECTION OF ALL OF THE NOMINEES.

The Board of Directors of the Company has adopted a policy (“Majority Voting Policy”) stipulating that if the common shares voted in favour of the election of a Nominee at a shareholders’ meeting represent less than a majority of the common shares voted and withheld, the Nominee will submit his resignation promptly after such meeting for the Nominating and Corporate Governance Committee’s consideration. After reviewing the matter, the Nominating and Corporate Governance Committee will make a recommendation to the Board, and the Board’s subsequent decision to accept or reject the resignation offer will be publicly disclosed. The Nominee will not participate in any Nominating and Corporate

Governance Committee or Board deliberations regarding the resignation offer. The Majority Voting Policy does not apply in circumstances involving contested director elections.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employment during the past five years and the number of Common Shares which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name, Province or State and Country of Ordinary Residence of Nominee(8)	Principal Occupation and, if not a Presently Elected Director, Occupation during the last Five Years(8)	Period from which Nominee has been a Director	Number of Common Shares Held(1)(2)(3)
Mark J. Morabito(7) BC, Canada	Executive Chairman of the Company; Chief Executive Officer of King & Bay West Management Corp. (formerly Forbes West Management Corp.)	December 15, 2009	2,014,353
John A. Baker, Q.C.(6) NL, Canada	Senior Partner of the law firm, Ottenheimer Baker.	December 10, 2010	Nil(9)
Brian F. Dalton(4) NL, Canada	Co-Founder, Director, President & Chief Executive Officer of Altius Minerals Corporation.	December 10, 2010	Nil(9)
David J. Porter(4)(5)(6) ON, Canada	Senior executive/management consultant.	December 10, 2010	Nil
Matthew Simpson ON, Canada	President & Chief Executive Officer of Black Iron Inc.	April 25, 2011	Nil
Tayfun Eldem(7) QC, Canada	President & Chief Executive Officer of the Company.	September 30, 2011	Nil
Christopher Noel Dunn(6)(7) MA, USA	Managing Director of LMM.	January 13, 2012	Nil(10)
Danny Williams NL, Canada	Self-employed business person.	March 28, 2012	100,000
John Vettese(5)(7) ON, Canada	Corporate finance and M&A lawyer and Deputy Managing Partner of Cassels Brock & Blackwell LLP.	March 28, 2012	25,000
Zheng Liangjun Beijing, China	Vice President of Hebei Iron & Steel Group International Trade Corp. from August 2008 to date; Department Manager of Handan Iron & Steel Group Co., Ltd. from January 2001 to July 2008.	September 4, 2012	Nil(11)

Name, Province or State and Country of Ordinary Residence of Nominee(8)	Principal Occupation and, if not a Presently Elected Director, Occupation during the last Five Years(8)	Period from which Nominee has been a Director	Number of Common Shares Held(1)(2)(3)
Tian Zejun Beijing, China
President of Hebei Iron & Steel Group International Trade Company from February 2013 to date; Vice President of Hebei Iron & Steel Mining Corp. from August 2008 to February 2013; President and Manager of Tangsteel Mining Corp., Ltd from January 2007 to September 2008.
		September 4, 2012	Nil(11)
Lenard F. Boggio(4)(5) BC, Canada	Retired partner from PricewaterhouseCoopers LLP (“PwC”). Audit and assurance practitioner with PwC and predecessor firm Coopers & Lybrand from 1982 to 2012.	February 20, 2013	Nil

(1)
Common Shares beneficially owned, directly and indirectly, or over which control or direction is exercised, at the date hereof, based upon the information furnished to the Company by individual directors and officers.  Unless otherwise indicated, such Common Shares are held directly.  These figures do not include Common Shares that may be acquired on the exercise of any share purchase warrants or stock options held by the respective directors or officers.

(2)	The directors and nominees, as a group beneficially own, directly or indirectly, 2,139,353 Common Shares representing 1.6% of the total issued and outstanding Common Shares.
(3)
The information as to Common Shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(4)           Current member of the Audit Committee of the Company.
(5)	Current member of the Compensation Committee of the Company.
(6)	Current member of the Nominating and Corporate Governance Committee of the Company.
(7)	Current member of the Project Finance Committee of the Company.
(8)	The information as to residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(9)
Messrs. Baker and Dalton are directors and officers of Altius Minerals Corporation which beneficially owns, directly or indirectly through its subsidiaries, a total of 32,869,006 Common Shares. Messrs. Baker and Dalton are also nominees of Altius Minerals Corporation which has a contractual right to appoint up to three director nominees to the Board of Directors.

(10)
Mr. Dunn is a managing director of LMM which beneficially owns, directly or indirectly a total of 18,797,454 Common Shares. Mr. Dunn is also the nominee of LMM which has a contractual right to appoint one director nominee to the Board of Directors.

(11)
Ms. Zheng and Mr. Tian are Vice Presidents of subsidiaries of Hebei.  Hebei, through its wholly-owned subsidiary, HBIS International Holding (Luxembourg) Co S.A.R.L., is the beneficial owner of 25,858,889 Common Shares. Ms. Zheng and Mr. Tian are also nominees of Hebei which has a contractual right to appoint up to two director nominees to the Board of Directors.

Penalties and Sanctions

Other than as disclosed below, no proposed director of the Company is, or within the 10 years prior to the date of this Information Circular, has been, a director, chief executive officer or chief financial officer of any company that:

(a) while that person was acting in that capacity, was the subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b) was the subject of a cease trade or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer, that resulted from an event that occurred while that person was acting in such a capacity.

Other than as disclosed below, no proposed director of the Company is, or within the 10 years prior to the date of this Information Circular, has been, a director or executive officer of any company that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Other than as disclosed below, no proposed director has individually, within the 10 years prior to this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or Shareholder.

Other than as disclosed below, no proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Brian Dalton and John A. Baker are directors of Newfoundland and Labrador Refining Corporation (“NLRC”) which, on June 18, 2008, filed a Notice of Intention to Make a Proposal with the Office of the Superintendent of Bankruptcy.  On October 17, 2008, NLRC submitted a proposal to its creditors for a maintenance and care plan for up to 36 months.  Under the maintenance and care plan, it was proposed that ongoing costs be kept to a minimum and that all refinery permits would be kept in good standing until such time as its refinery project could be sold or financed when economic conditions improved.  In addition, it was proposed that all creditors’ claims would be deferred until the end of the maintenance and care period or until the project obtains financing.  On November 20, 2009, the Supreme Court of Newfoundland and Labrador accepted the proposal and dismissed all further requests for creditors’ claim adjustments for voting purposes.

STATEMENT OF EXECUTIVE COMPENSATION

Definitions

For the purposes of this Information Circular:

“Chief Executive Officer” or “CEO” of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

“Chief Financial Officer” or “CFO” of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

“Executive officer” of the Company for the financial year, means an individual who at any time during the year was:

(a)           a chair, vice-chair or president of the Company;

(b)	a vice-president of the Company in charge of a principal business unit, division or function including sales, finance or production; or

(e)	performing a policy-making function in respect of the issuer.

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“NEO” or “Named Executive Officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons; and

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

About the Company

The Company is a development stage company focused on the development of the Kami Iron Ore Project (“Kami Project”) located in western Labrador. The Kami Project is owned 75% by the Company and 25% by Hebei. The Kami Project is a development-stage iron ore property on which a feasibility study has recently been completed. The Company’s primary objective is to bring the Kami Project into production. To execute all aspects of its objective, the Company is building a team of mining professionals with experience and technical knowledge in mineral exploration, development, construction, mine operations, environmental compliance, corporate development and financial management.

Compensation Philosophy and Objectives

Effective October 3, 2011, the Company formed the Compensation Committee to oversee matters relating to executive compensation.  Accordingly, as of October 3, 2011, the Compensation Committee began recommending to the Board the base salaries, performance bonuses and stock options to be granted to the Named Executive Officers. With reference to the Compensation Committee’s recommendations, the Board is responsible for approving the compensation of the Named Executive Officers.

The Company’s executive officers have significant influence over the Company’s corporate performance and creating value for the Company’s shareholders. Over the past decade, the demand for mining executives with requisite experience and skills has significantly increased, due in part to the increasing global demand for commodities, but also due to the fact that the mining industry as a whole is facing a shortage of qualified talent. A declining number of graduates from mining related programs and the decrease of talent and knowledge as a result of retirement and turn-over have all contributed to the shortage.  As a result, the Company operates in a highly competitive market for key executives and the attraction and retention of experienced and talented executives is one of the key objectives of the Company’s executive compensation program.

In order to retain a competent, strong and effective management group focused on the Company’s growth strategy, corporate performance, risk management and the creation of shareholder value, in a very tight and competitive market, it is important that the Company’s executive compensation program provides  executives  with  the  proper  incentives  and  is  competitive  with  compensation  paid  to executives having comparable responsibilities and experience at other companies engaged in the same or similar lines of business as the Company. The objectives of the Company’s executive compensation program are to recognize the need to attract and retain high caliber executives by providing reasonably competitive salaries; reward performance in achieving pre-determined objectives by providing bonus awards; and motivate executives to remain with the company and enhance shareholder value through long-term incentives in the form of stock options. In keeping with this philosophy, the main objectives of the executive compensation programs are to:

•	Pay for performance by rewarding the attainment of goals and objectives;

•	Attract and retain motivated and quality executive officers to drive long term shareholder value;

•	Develop a sense of proprietorship;

•	Build flexibility in programs to accommodate the cyclical nature of the mining industry; and

•	Align programs to business needs, structure and culture.

To  this  end,  the  executive  compensation  program  formulated  by  the  Compensation  Committee  comprises three components: base salary, annual cash bonus and long-term incentive in the form of stock options. A portion of the annual cash bonus is directly related to the overall performance of the Company.  In 2012, the Compensation Committee reviewed and set the executive compensation levels using the Coopers Consulting Ltd. National Mining Industries Salary Survey dated July 2011 (the “Coopers Survey”).   The results of the Coopers Survey were used by the Compensation Committee in reviewing the compensation of the Named Executive Officers in connection with the 2012 fiscal year and the performance of the Company and the Named Executive Officers for the 2012 fiscal year.

Compensation Elements

The following summarizes the three aspects of compensation provided to Named Executive Officers:

Base Salary

Base salary or fees are a fixed element of compensation that is payable to each Named Executive Officer for performing his or her position’s specific duties. While base salary or fees are intended to fit into the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impacts the level of base salary or fees. In determining the base salary or fees of an executive officer, the Compensation Committee and the Board consider the following factors: the recommendation of the President & Chief Executive Officer of the Company (other than with respect to the compensation of the President & Chief Executive Officer); the particular responsibilities related to the position; the experience level of the executive officer; the difficulties in recruiting new talent; competitiveness with base salaries paid for similar positions in the mining industry, and his or her overall performance.

There is no mandatory framework that determines which of the above-referenced factors may be more or less important and the emphasis placed on any of these factors is at the discretion of the Board and may vary among the executive officers.  In respect of the base fees paid to the President & Chief Executive Officer, the Board also considered salaries or consulting fees paid to other chief executive officers in the mining industry, the President & Chief Executive Officer’s contribution toward the Company’s achievement of business goals and objectives for the previous financial year.

In respect of the base fees paid to the Executive Chairman, until October, 2012, he received base fees of $16,667 per month. The majority of the Executive Chairman’s compensation came through the grant of discretionary performance bonuses. After October 2012, the base fees received by the Executive Chairman were increased to $41,667 as a result of his increased time commitments to the affairs of the Company, the intention that the quantum of discretionary performance bonuses would be decreased and based on the fact that the base fees had not changed since his initial engagement by the Company in March 2010.

Details of the base salaries paid to the Named Executive officers during the years ended December 31, 2012, 2011 and 2010 are listed in the “Summary Compensation Table” below.

During fiscal 2013, the Compensation Committee reviewed the survey prepared by Coopers Consulting Ltd. title Forecast Salary Budget Adjustments 2013 – North American Mining Industry and dated November 12, 2012. Based on this review, the Compensation Committee recommended, and the Board of Directors approved, the following based salaries for the Company’s Named Executive Officers for the fiscal year ending December 31, 2013.

Named Executive Officer	2013 Base Salary/Fees ($)	Increase from 2012 Base Salary
Vice Chairman(1)	N/A	N/A
Executive Chairman(2)	500,000	0.0%
President & Chief Executive Officer	386,250	3.0%
Chief Financial Officer	243,500	3.6%
Executive VP, Project Delivery	255,000	6.3%

Named Executive Officer	2013 Base Salary/Fees ($)	Increase from 2012 Base Salary
Executive VP, Environment and Aboriginal Affairs	200,000(3)	0.0%
(1)	The Vice Chairman resigned September 4, 2012.
(2)	The Executive Chairman’s base salary was increased in October 2012, see “Termination and Change of Control Benefits” below.
(3)
Effective April 1, 2013, the Consulting Agreement for the Executive VP, Environment and Aboriginal Affairs has been amended such that he is paid on a daily rate basis which is based on annual fees of $200,000.

The proposed salary increases, on average, are slightly below the average increases set out in the Coopers Consulting Ltd. survey noted above.

Bonus Payments

General

The Company’s Named Executive Officers are entitled to participate in an annual cash bonus plan that provides the Named  Executive  Officer  with  the opportunity to receive  a cash-based performance bonus as a certain per cent of his Annual Salary (the “Target Bonus”) based on the Named Executive Officer’s contribution, as determined by the Board, to the achievement of Company goals established by the Board prior to or at the beginning of each calendar year and the Company’s performance and financial  condition. The Company has established a formal set of annual objectives and performance plan for the President & Chief Executive Officer. For the year ended December 31, 2012, the objectives for the Chief Executive Officer are set forth in the table below:

Objectives	Weight(1)
Technical De-Risking-1: Secure power, rail and port access/supply advancing negotiations towards definitive agreements or concluding them.	15%
Technical De-Risking-2: Complete feasibility study by Q4-2012 and release final resource estimate (Q3) and product specifications (Q2) while remaining on budget for exploration, studies and engineering. Develop master project schedule for detailed engineering, procurement, construction and commissioning.	25%
Financial De-Risking: Lead or participate in financing efforts including: (a) Marketing meetings and presentations at key investment forums/conferences; (b) Negotiations with strategic partners with emphasis on terms of off take deal; (c) Securing of debt financing and (d) Equity raises.	20%
Environmental Assessment & Stakeholder Engagement: Deliver against the milestones as established by the environmental assessment process and engage stakeholders including provincial governments, communities, NGO’s, aboriginal groups and media.	15%
Market De-Risking: Commission a market analysis and develop a position paper on target market segments and value proposition of pelletizing.	10%
Building the Team: Transition Alderon into a stand-alone business complete with its own corporate systems, processes and policies. Lead strategic recruitment efforts in line with the project needs and schedule.	15%
(1)	Weighting given to each performance factor in determining bonus payments for performance in 2012.

For the Chief Financial Officer, Executive VP, Project Delivery and Executive VP, Environment and Aboriginal Affairs, the Company does prescribe a set of formal objective measures to determine discretionary bonus entitlements. A summary of the objectives for these Named Executive Officers is set out in the table below.

Named Executive Officer	Summary of Objectives for the year ended December 31, 2012
Chief Financial Officer
-Managing NYSE MKT stock exchange listing process, including regulatory compliance matters.
-Supporting discussions, negotiations and execution of strategic agreements.
-Leading debt financing discussion with internal and external stakeholders.
-Leading the implementation and management of all accounting systems and internal control over financial reporting.
-Arranging the Company’s employee benefits plan and assist with development of employee policies and procedures.

Executive VP, Project Delivery
-Developing and implementing the Company’s Health, Safety and Environment Plan
-Completing exploration and geo-technical drilling in support of the Feasibility Study and development of the Kami Project
-Completing the Feasibility Study.
-Supporting negotiations for infrastructure agreements.
-Developing and implementing the execution plan for the Kami Project and managing the transition between the Feasibility Study and detailed engineering.

Executive VP, Environment and Aboriginal Affairs
-Developing strategies and implementing plans to deliver the Kami Project through the regulatory process.
-Managing the consultation process with Aboriginal groups.
-Delivering a guideline compliant Environmental Impact Statement and supporting documents to federal and provincial regulators.
-Managing Quebec related environmental assessment matters.
-Managing the Metal Mining Effluent regulation requirements for the Kami Project.
-Working with the Department of Fisheries and Oceans Obtain with respect to applicable requirements for the Kami Project.

Unlike the President & Chief Executive Officer, a weighting system has not be implemented with respect to these objectives and as a result the performance of these Named Executive Officers is evaluated based on their attainment each individuals objectives as a whole. The performance of each of these Named Executive Officers is evaluated on a scale of one to five which is set out below. This evaluation is then used to determine the amount of bonus to be received by the Named Executive Officer relative to their Target Bonus.

Scale
One:	Performance is completely unacceptable and immediate attention must be paid to this area or the result may be disciplinary action up to and including termination of employment.
Two:	Performance is barely acceptable and considerable improvement is required and expected in order to justify continued employment.
Three:	Performance is acceptable.
Four:	Performance is more than acceptable and the employee involved often exceeds expectations.
Five:	Performance is excellent and the employee regularly and consistently exceeds expectations and requirements of the job.

For the Executive Chairman, the Company does not currently prescribe a set of formal objective measures to determine discretionary bonus entitlements. Rather, the Compensation Committee and the Board uses informal goals typical for exploration and development stage companies such as strategic acquisitions, completion of specific projects, financial performance, share price performance, improvement in investor awareness and liquidity, equity and debt financings and other transactions and developments that serve to increase the Company’s valuation. Performance metrics used in determining compensation also include effective risk management and regulatory compliance.

The Target Bonus as a percentage of base salary for which each Named Executive Officer was eligible in fiscal 2012 is set forth in the following table:

Named Executive Officer	2012 Bonus Target (% of Base Salary)
Vice Chairman(1)	N/A
Executive Chairman	N/A
President & Chief Executive Officer	75%
Chief Financial Officer	50%
Executive VP, Project Delivery	50%
Executive VP. Environment and Aboriginal Affairs	50%
(1)	The Vice Chairman resigned September 4, 2012.

2012 Performance Bonuses
The bonuses awarded for performance during the year ended December 31, 2012 (whether paid in 2012 or paid in 2013) are set out in the table below:
Named Executive Officer	2012 Bonus Target (% of Base Salary)	Bonus amount paid ($)	Bonus amount as % of annual salary (at December 31, 2012)
Vice Chairman(1)	N/A	Nil	Nil
Executive Chairman	N/A	1,200,000	240%

Named Executive Officer	2012 Bonus Target (% of Base Salary)	Bonus amount paid ($)	Bonus amount as % of annual salary (at December 31, 2012)
President & Chief Executive Officer	75%	525,000	140%
Chief Financial Officer	50%	105,750	45%
Executive VP, Project Delivery	50%	114,000	47.5%
Executive VP, Environment and Aboriginal Affairs	50%	155,000	77.5%
(1)	The Vice Chairman resigned September 4, 2012.

The 2012 performance bonuses for the President & Chief Executive Officer was determined in the Second Quarter of 2013, by the Board of Directors following recommendations made by the Compensation Committee. In formulating its recommendations, the Compensation Committee reviewed 2012 corporate performance based on the achievement of the various specific objectives that have been established for the President & Chief Executive Officer. The Board of Directors, taking into consideration  the recommendations made by the Compensation Committee, made the final determination with respect to the performance and achievement of the objectives by the President & Chief Executive Officer and the bonus that was payable.

In addition, the Compensation Committee, in consultation with the President & Chief Executive Officer, also assessed the performance of the other Named Executive Officers and provided recommendations to the Board of Directors. In assessing an individual executive’s performance relative to their corporate goals and objectives, each executive’s contribution towards those goals and objectives was reviewed and analyzed in the manner described above.  In addition, during the evaluation process it is recognized that executive officers cannot control certain factors, such as the international market for iron ore.   When applying the performance criteria, factors over which the executive officers could exercise control are considered such as controlling costs, safety performance, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company.

During the year ended December 31, 2012, the Company entered into a strategic partnership with Hebei with respect to the development of the Kami Project. This strategic partnership, first announced on April 13, 2012, required an investment into both the Company and its Kami Project for an aggregate amount of $182.2 million, in exchange for 19.9% of the outstanding common shares of Alderon (completion announced on September 4, 2012) and a 25% interest in The Kami Mine Limited Partnership which was established to own the Kami Project (completion announced March 15, 2013). The Company holds the remaining 75% interest in The Kami Mine Limited Partnership. Further, Hebei will be required to contribute to capital expenditures for the development of the Kami Project not covered by initial capital contributions and project debt financing, in accordance with its 25% interest and subject to the terms of the agreement governing The Kami Mine Limited Partnership, to a maximum of $220 million. The total potential commitment from Hebei is $402.2 million.

As part of the strategic partnership transaction, Hebei is obligated to purchase upon the commencement of commercial production, 60% of the actual annual production from the Kami Project up to a maximum of 4.8 million tonnes of the first 8.0 million tonnes of iron ore concentrate produced annually at the Kami Project. The price paid by Hebei will be based on the monthly average price per DMT for iron ore sinter feed fines quoted by Platts Iron Ore Index (including additional quoted premium for iron content greater than 62%) (“Platts Price”), less a discount equal to 5% of such quoted price. HBIS will also have the option to purchase additional tonnage at a price equal to the Platts Price, without any such discount.

Due to the significant efforts of the Executive Chairman and the President & Chief Executive Officer in concluding the strategic partnership with Hebei and its significance to the development of the Company, the Compensation Committee recommended, and the Board of Directors approved, the payment of extraordinary performance bonuses. The Executive Chairman and President & Chief Executive Officer received an extraordinary performance bonus of $1.2 million and $300,000 respectively, 41.6% of which was paid on the conclusion of the $62.3 million private placement by Hebei in September 2012 and 58.4% of which was paid on the conclusion of the $119.9 million limited partnership funding by Hebei in March 2013. In evaluating the performance of the President & Chief Executive Officer, the “Financial De-Risking” component of his annual objectives was deemed to be fully satisfied by the payment of the bonus in connection with the Hebei transaction and was removed from the consideration of his annual performance bonus.

Bonuses for the other Named Executive Officers (Chief Financial Officer, Executive VP, Project Delivery, and Executive VP, Environment and Aboriginal Affairs) were determined based on the evaluation framework disclosed above under “Bonus Payments – General”. The bonus payments to the Chief Financial Officer and Executive VP, Project Delivery were within their 2012 bonus target. The bonus paid to the Executive VP, Environment and Aboriginal Affairs exceeded his bonus target. The Compensation Committee determined that to recognize the extraordinary performance of the Executive VP, Environment and Aboriginal Affairs in achieving his objectives in a timeframe that was well ahead of target, that it was appropriate to exceed his target bonus amount for 2012.

Long-Term Incentives

The Board believes that granting stock options to key personnel encourages retention and more closely aligns the interests of executive management with the interests of Shareholders. The inclusion of options in compensation packages allows the Company to compensate employees while not drawing on limited cash resources.  Further, the Board believes that the option component serves to further align the interests of Management with the interests of the Shareholders.

The Compensation Committee recommends stock option awards to the Board of Directors after considering input from management. The Company does not utilize a set of formal objective measures to determine long-term incentive entitlements, rather, long-term incentive grants, such as stock options to the Named Executive Officers are determined in a discretionary manner on a case by case basis, but giving consideration to the relative contribution and involvement of the individual in question as well as the number of options previously granted.  There are no other specific quantitative or qualitative measures associated with option grants and no specific weights are assigned to any criteria individually, rather, the performance of the Company is broadly considered as a whole when determining the number of stock based compensation (if any) to be granted and the Company does not focus on any particular performance metric.

During the year ended December 31, 2012, no stock options were granted to Named Executive Officers.

Hedging Restrictions

The Company does not have any policies that restrict a NEO or director from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Risk Management and Assessment

The Board is aware that compensation practices can have unintended consequences and is continuously looking at ways to improve how it factors risk management into its compensation decisions. In order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to risk management in terms of the Company’s compensation structure, the Compensation Committee annually reviews the Company’s compensation policies and practices.  As part of its review process, the Committee endeavours to identify any practice that may encourage an executive or employee to expose the Company to unacceptable risk.

With respect to the management of risk, the Board takes a conservative approach to executive compensation, rewarding individuals with additional performance-based compensation dependent upon the success of the Company and when such success can be demonstrated. Care is taken in measuring this success, while ensuring it is achieved within normal operating procedures and standards, including those related to the environment, health, safety and sustainable development.

The nature of the business and the competitive environment in which the Company operates requires some level of risk-taking to achieve growth and desired results in the best interest of stakeholders.  The Company’s executive compensation program seeks to encourage behaviours directed towards increasing long-term value, while limiting incentives that promote excessive risk taking.

In order to mitigate possible risks that may be associated with performance-based compensation, the Company’s performance-based compensation programs generally contain a restriction on the benefit or payout limit that may be earned by a Named Executive Officer in any given calendar year.  These restrictions include a target payout for performance bonuses, expressed as a percentage of annual salary.

While the variable compensation components are intended to establish a direct link between senior executive compensation and the Company’s financial and non-financial performance, and to reward individual  contributions  to  achieving  the  overall  corporate  objectives  of the development of the Kami Project and enhanced shareholder value, the target amounts for bonuses in any given calendar year are designed to limit the temptation to take on unmanageable risk and unsustainable performance over the long term.

At present, the Compensation Committee is satisfied that the current executive compensation program does not encourage the executives to expose the business to inappropriate risks. Furthermore, the Compensation Committee is satisfied that the Company’s executive compensation programs provide the necessary framework and governance to align the interest of executives and other key employees, the Company and its stakeholders, and discourages excessive risk taking. The following are examples of some of the actions that have been taken to mitigate the Company’s compensation-related risks:

•	The establishment of a target for annual bonus payments to each Named Executive Officer (except for the Executive Chairman) in any one calendar year; and

•	The establishment of a stock option plan that generally provides for a vesting period of two (2) years from the date of grant.

Performance Graph

The following graph depicts the Company’s cumulative total Shareholder returns in the past five years (to December 31, 2012), assuming a $100 investment in Alderon Common Shares on December 31, 2007, compared to an equal investment in the S&P/TSX Composite Index. Alderon does not currently issue dividends. The Common Share performance as set out in the graph does not necessarily indicate future price performance.

As described above, the Compensation Committee considers various factors in determining the compensation of the Named Executive Officers and common share performance is one performance measure that is reviewed and taken into consideration with respect to executive compensation. As an iron ore development company, the Company’s common share price can be impacted by the market price of iron ore, which can fluctuate widely and be affected by numerous factors that are beyond the Company’s control and difficult to forecast. The common share price is also affected by other factors beyond the Company’s control, including general and industry-specific economic and market conditions.

There is no correlation between the trend of Alderon’s stock price and Alderon’s executive compensation. Due to a variety of factors, the Company’s executive compensation has increased over the five year period. Factors contributing to the increase in executive compensation include increased competition for qualified mining executives, the expansion, development and success of the Company over the past five years, and the Company’s need to retain and attract experienced personnel in order to deliver on its long-term strategy to maximize shareholder value through the responsible growth and development of the Kami Project.

Compensation Governance

Compensation Committee

Members and Independence

The Compensation Committee comprises three directors of the Company, the majority of which are currently independent of the Company for purposes of applicable securities laws. As at December 31, 2012 the Compensation Committee consisted of David Porter (Chairman), Bruce Humphrey, and John Vettese.  On February 19, 2013, Bruce Humphrey resigned as a member of the Board of Directors and Compensation Committee and Lenard F. Boggio was appointed to the Compensation Committee in his place. Accordingly as at the date of this Information Circular, the Compensation Committee is comprised of David Porter, Lenard F. Boggio and John Vettese.  Each of Messrs. Porter and Boggio, are independent directors and Mr. Humphrey was an independent director before he resigned. Mr. Vettese is not an independent director.

Skills and Experience

The Board believes that each current and former member of the Compensation Committee possesses skills and experience relevant to the mandate of the Compensation Committee. In addition, the members of the Compensation Committee each have skills and experience that enable them to make decisions on the suitability of the Company’s compensation policies and practices.

Committee Member	Relevant Skills and Experience
David Porter
David Porter is a seasoned executive who has served as Vice President Human Resources & Organizational Effectiveness for the Iron Ore Company of Canada.  He has also been responsible for Operations, Safety, Health, Sustainable Development, Communications and Community Relations across the mining and steel sectors for over 33 years. Based on his human resources background, Mr. Porter has an appropriate skill set to make decisions on the suitability of the Company’s compensation policies and procedures.

Lenard F. Boggio
Lenard F. Boggio was a Partner with PricewaterhouseCoopers LLP (“PwC”) and its predecessor firm Coopers & Lybrand from 1988 until his retirement from PwC in May 2012. During that time, he was Leader of the B.C. Mining Group of PwC, a senior member of PwC’s Global Mining Industry Practice and an audit practitioner for publicly listed Canadian, U.S. and U.K. mineral resource and energy clients. The scope of his clients' activities included exploration, development and production stage operations in the Americas, Africa, Europe and Asia. Mr. Boggio has developed significant knowledge with respect to executive compensation policies and procedures.

John Vettese
Mr. Vettese is a corporate finance and M&A lawyer and is the Deputy Managing Partner of Cassels Brock & Blackwell LLP. He is also a member of the firm’s Executive Committee. He has acted and continues to act as lead counsel for several companies in the mining sector. Mr. Vettese routinely advises publically traded mineral resource companies on executive compensation matters and has developed significant knowledge in this area.

Responsibilities, Powers and Operation

The Compensation Committee’s primary function to assist the Board of Directors in fulfilling its oversight responsibilities by:

•
Reviewing and approving and then recommending to the Board of Directors salary or consulting fees, bonus, and other benefits, direct or indirect, and any change-of-control packages of the President & Chief Executive Officer and any other management individual at that level or above;

•
Considering and if deemed appropriate approving, with or without revision,  the recommendation of the President & Chief Executive Officer on the salary or consulting fees, bonus, and other benefits, direct or indirect, and any change-of-control packages of the Chief Financial Officer, Chief Operating Officer and other officers;

•	Reviewing compensation of the Board of Directors on at least an annual basis;

•
Administration of the Company’s compensation plans, including stock option plans, outside directors compensation plans, and such other compensation plans or structures as are adopted by the Company from time to time;

•	Research and identification of trends in employment benefits; and

•	Establishment and periodic review of the Company’s policies in the area of Management benefits and perquisites based on comparable benefits and perquisites in the mining industry.

Meetings of the Compensation Committee are held from time to time as the Compensation Committee or the Chairman of the Compensation Committee shall determine. The Compensation Committee may ask members of management or others to attend meetings or to provide information as necessary.  The Compensation Committee is permitted to retain and terminate the services of outside compensation specialists and other advisors to the extent required, and has the sole authority to approve their fees and other retention terms.

Compensation Consultant

Identity and Mandate of Compensation Consultant

On October 21, 2011, the Company retained WMH & Associates Consultants Ltd. (“WMH”) to review compensation packages provided to executive officers and senior management of the Company, including the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. Based on the review conducted by WMH, the Company implemented a compensation framework in effect for its December 31, 2012 fiscal year, which is described above. On August 9, 2012, Mr. Bill Heath, the principal of WMH, was retained by the Company to act as Executive VP, Human Resources.

In connection with his engagement as Executive VP, Human Resources, Mr. Heath provides the following services:

•
Assisting the Company with the development and implementation of basic policies to govern Human Resources and General Administrative Activities with the intent being to ultimately develop a form of employment handbook.  Such basic policies include, but are not limited to, conducting employment interviews, travel and entertainment, employee relocation, use of outside consultants, office procedures, hours of work and reference checking.

•	In cooperation with the Company’s General Counsel, assisting the Company in the preparation of an employment agreement template.

•
Assisting the Company in the development and implementation of employee salary scales, incentive programs (including the development of guidelines for the granting of incentive stock options), and a comprehensive benefits program.

•	Assisting the Company in the scheduling of employment interviews and the relocation of employees where necessary.

•	Providing such other general human resources, administrative and management consulting services as the Company may request from time to time.

The Company does not have a requirement that the Compensation Committee or Board of Directors pre-approve the services that a compensation consultant provides to the Company at the request of management.

Fees Paid to Compensation Consultant

During the two most recently completed financial years, and prior to Mr. Heath’s engagement as Executive VP, Human Resources, the following fees have been billed by WMH to the Company:

Financial Year	2012	2011
Executive compensation-related fees	$6,300	Nil
All other fees	$10,250	Nil
Total fees	$16,550	Nil

Summary Compensation Table

The following table contains information about the compensation paid to, or earned by, those who were during the fiscal year ended December 31, 2012 the Company’s Named Executive Officers.  The Company had six Named Executive Officers during the fiscal year ended December 31, 2012, namely Stan Bharti, Mark J. Morabito, Tayfun Eldem, Keith Santorelli, Bernard Potvin and Todd Burlingame.

					Non-equity incentive plan compensation ($)
Name and principal	Year	Salary	Share-based awards	Option-based awards			Pension value	All other compen-sation	Total compen-sation
position		($)	($)	($)(7)			($)	($)	($)
					Annual incentive plans(8)	Long-term incentive plans
Stan Bharti(1)	2012	Nil	Nil	Nil	Nil	Nil	Nil	480,000	480,000
Vice Chairman	2011	Nil	Nil	964,810	100,000	Nil	Nil	316,750	1,381,560
	2010	Nil	Nil	639,966	175,000	Nil	Nil	180,000	994,966
Mark J. Morabito(2)	2012	Nil	Nil	Nil	1,200,000	Nil	Nil	275,000	1,475,000
Executive Chairman	2011	Nil	Nil	964,810	350,000	Nil	Nil	400,004	1,714,814
	2010	Nil	Nil	639,966	175,000	Nil	Nil	166,670	981,636
Tayfun Eldem(3)	2012	Nil	Nil	Nil	525,000	Nil	Nil	356,250	881,250
President & CEO	2011	Nil	Nil	2,083,780	50,000	Nil	Nil	135,428	2,269,208
	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Keith Santorelli(4)	2012	232,500	Nil	Nil	105,750	Nil	Nil	Nil	338,250
CFO	2011	33,750	Nil	516,874	Nil	Nil	Nil	Nil	550,624
	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Bernard Potvin(5)	2012	240,000	Nil	Nil	114,000	Nil	Nil	Nil	354,000
Executive VP, Project Delivery	2011	40,000	Nil	458,726	Nil	Nil	Nil	Nil	498,726
	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Todd Burlingame(6)	2012	Nil	Nil	Nil	155,000	Nil	Nil	193,800	348,800
Executive VP, Environment and	2011	Nil	Nil	429,678	57,500	Nil	Nil	120,873	608,051
Aboriginal Affairs	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)
Mr. Stan Bharti served as Executive Chairman of the Company from March 3, 2010 to September 7, 2011 and as Vice-Chairman from September 7, 2011 to September 2, 2012.  Included in Mr. Bharti’s compensation is compensation paid to Forbes & Manhattan, Inc. (“Forbes”), of which Mr. Bharti is the Executive Chairman. Mr. Bharti received his compensation in the form of consulting fees pursuant to the terms of a consulting agreement dated May 25, 2010, and Forbes receives its compensation in the form of consulting fees pursuant to a consulting agreement dated May 25, 2010, as amended September 7, 2011 and September 4, 2012. Mr. Bharti also served as a director of the Company from March 3, 2012 until September 4, 2012, but he did not receive additional compensation for his services as a director.

(2)
Mr. Mark J. Morabito served as President and CEO of the Company from March 3, 2010 to September 7, 2011. Mr. Morabito was appointed Executive Chairman of the Company on September 7, 2011. Mr. Morabito receives his compensation in the form of consulting fees pursuant to the terms of a consulting agreement dated March 1, 2010, as amended on June 27, 2011 and October 1, 2012. Mr. Morabito also serves as a director of the Company but he does not receive additional compensation for his services as a director.

(3)
Mr. Tayfun Eldem was appointed President and CEO of the Company on September 7, 2011. Mr. Eldem receives his compensation in the form of consulting fees pursuant to the terms of a consulting agreement dated July 4, 2011, as amended on September 7, 2011. Mr. Eldem also serves as a director of the Company but he does not receive any additional compensation for his services as a director.

(4)
Mr. Keith Santorelli was appointed as CFO on November 28, 2011. Mr. Santorelli receives his compensation in the form of an annual salary pursuant to the terms of an employment agreement dated October 19, 2011.

(5)
Mr. Bernard Potvin was appointed as Executive VP, Project Delivery on November 7, 2011. Mr. Potvin receives his compensation in the form of an annual salary pursuant to the terms of an employment agreement dated October 26, 2011.

(6)
Mr. Todd Burlingame was appointed Executive Vice President, Environment and Aboriginal Affairs of the Company on June 13, 2011. Mr. Burlingame receives his compensation in the form of consulting fees pursuant to the terms of a consulting agreement dated May 18, 2011 (subsequently amended and restated on April 1, 2013).

(7)
The value of the option-based awards reflects the fair value of options granted on the dates of grant, which were March 3, 2010, November 8, 2010, February 9, 2011, June 13, 2011, July 6, 2011, October 19, 2011 and November 1, 2011. The fair value of the 2011 option grants was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 1.64%; b) expected life of four years; c) the price of the stock on the grant date; d) expected volatility of 94% and e) no expected dividend payments. The fair value of the 2010 option grants was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 1.40%; b) expected life of five years; c) the price of the stock on the grant date; d) expected volatility of 94% and e) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(8)	Compensation received in the form of discretionary bonuses earned during the financial year.

Option-based Awards

The only equity compensation plan which the Company has in place is the Company’s stock option plan (the “Plan”). The Plan has been approved by the Toronto Stock Exchange (the “TSX”) and the Shareholders of the Company. The purpose of the Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares.

The key provisions of the Plan can be summarized as follows:

(a)
The maximum number of Common Shares that may be reserved for issuance for all purposes under the Plan is 15,000,000, being approximately 11.5% of the Common Shares issued and outstanding at date of this Information Circular. However, if any option has been exercised, then the number of Common Shares into which such option was exercised shall become available to be issued upon the exercise of options subsequently granted under the Plan.

(b)
Currently the Company has options outstanding that will result in 14,727,500 Common Shares being issuable upon the exercise of such options, which represents approximately 11.32% of the current number of issued and outstanding Common Shares.

(c)
The exercise price per Common Share shall be determined by the Board of Directors at the time the option is granted, but such price shall not be less than the closing price of the Common Shares on the TSX on the last trading day preceding the date on which the grant of the option is approved by the Board of Directors. In the event that the Common Shares are not listed and posted for trading on any stock exchange or other quotation system, the exercise price shall be the fair market value of the Common Shares as determined by the Board of Directors in its sole discretion.

(d)
The Plan provides that options may be granted to directors, employees, corporations that have a right to nominate a director to the Board of Directors, and consultants of the Corporation or any of its designated affiliates.

(e)	The Plan gives discretion to establish, and modify vesting provisions to the Board of Directors, or a committee established thereby.

(f)	The Plan provides that all outstanding options will immediately vest upon a change of control.

(g)
The Plan provides that where a participant is terminated for any reason other than cause or death, options may be exercised no later than 90 days after the termination date, in the case of termination by reason of death, no later than 12 months following the date of death or disability, by the legal representative(s) of the estate of the participant, and in the case of termination for cause, options expire immediately.

(h)
Any amendment to any provision of the Plan shall be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the securities of the Company. The Plan will require shareholder approval of certain amendments in accordance with the policies of the TSX, however, the Board of Directors has the discretion to make the following amendments, which it may deem necessary without having to obtain shareholder approval:

(i)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(ii)	to correct any ambiguity, defective provisions, error or omission in the provisions of the Plan;

(iii)	to change the persons who qualify as participants under the Plan;

(iv)	to change any vesting provisions of options;

(v)	to change the termination provisions of the options or of the Plan which does not entail an extension beyond the original expiry date of the options; and

(vi)	to add a cashless exercise feature to the Plan, providing for the payment in cash or securities on the exercise of options;

provided, however, that:

(vii)
no such amendment of the Plan may be made without the consent of such affected Participant (as defined in the Plan) if such amendment would adversely affect the rights of such affected Participant under the Plan; and

(viii)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

1.	an increase in the number of shares issuable under options granted pursuant to the Plan;

2.	a reduction in the exercise price of an option;

3.	an extension of the term of an option granted under the Plan benefiting an insider (within the meaning of the rules of the TSX) of the Company;

4.	a change to the insider participation limit set forth in the Plan; or

5.	a change to amending provision of the Plan.

Additionally, the Plan contains the following provisions:

(a)
The number of shares issuable to any individual under any security based compensation arrangement of the Company shall not, within a one year period, exceed 5% of the number of shares outstanding immediately prior to the grant of any such option.

(b)
The maximum term for stock options issued pursuant to the Plan cannot exceed 10 years, subject to an automatic extension in the event that the expiry of the term of an option falls within a black out period.

(c)
The number of Common Shares: (i) issued to insiders of the Company, within any one year period, and (ii)issuable to insiders of the Company, at any time, under the Plan, or when combined with all of the Company’s other security based compensation arrangements, will not exceed 10% of the Company’s total issued and outstanding securities.

(d)	An option is personal to an optionee and non-assignable, subject to limited exceptions as set out in the Plan.

(e)
The Plan also provides for adjustments to outstanding options in the event of any disposition of substantially all of the assets of the Company, dissolution or any merger, amalgamation or consolidation of the Company with or into any other company, or the merger, amalgamation or consolidation of any other company with or into the Company.

(f)	The Plan provides for accelerated vesting and accelerated expiry dates in the events of a take-over bid.

(g)
The Plan allows the Company to withhold from any remuneration otherwise payable to a participant any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of their participation in the Plan. This provision of the Plan is necessary as a result of certain proposed amendments to the Income Tax Act (Canada) relating to the taxation of share options which came into effect on January 1, 2011.

Outstanding share-based awards and option-based awards

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Named Executive Officers and outstanding as at December 31, 2012.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Stan Bharti	250,000(2) 250,000(3) 400,000(3)	1.50 1.60 3.70	2015-03-03 2015-11-08 2016-02-09	65,000 40,000 Nil	Nil	Nil
Mark J. Morabito	250,000(2) 250,000(3) 400,000(3)	1.50 1.60 3.70	2015-03-03 2015-11-08 2016-02-09	65,000 40,000 Nil	Nil	Nil
Tayfun Eldem	1,000,000(3)	3.20	2016-07-06	Nil	Nil	Nil
Keith Santorelli	300,000(3)	2.78	2016-10-19	Nil	Nil	Nil
Bernard Potvin	250,000(3)	2.81	2016-11-01	Nil	Nil	Nil
Todd Burlingame	250,000(3)	2.62	2016-06-13	Nil	Nil	Nil

(1)	Based on the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2012, being $1.76 per share.
(2)
Options are exercisable for a period of five years and vest over a period of one such that 25% become available for exercise on each of the three, six, nine and twelve month anniversaries of the date of grant.

(3)
Options are granted for a five year term and vest over a period of two years such that 25% become available for exercise on each of the sixth, twelfth, eighteenth and twenty-fourth month anniversaries of the date of grant.

Incentive plan awards – value vested or earned during the financial year ended December 31, 2012

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officers during the financial year ended December 31, 2012:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Stan Bharti	76,250(2)	Nil	Nil
Mark J. Morabito	76,250(2)	Nil	Nil
Tayfun Eldem	Nil(3)	Nil	Nil
Keith Santorelli	20,250(4)	Nil	Nil
Bernard Potvin	6,250(5)	Nil	Nil
Todd Burlingame	Nil(6)	Nil	Nil

(1)
This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.

(2)
100,000 options exercisable at $3.70 per share vested on February 9, 2012, 62,500 options exercisable at $1.60 per share vested on May 8, 2012, 100,000 options exercisable at $3.70 per share vested on August 9, 2012 and 62,500 options exercisable at $1.60 per share vested on November 8, 2012. The closing prices of the Common Shares on the TSX on February 9, 2012, May 8, 2012, August 9, 2012 and November 8, 2012 were $3.18 per share, $2.82 per share, $2.42 per share and $1.60 per share respectively.

(3)
250,000 options exercisable at $3.20 per share vested on January 6, 2012 and 250,000 options exercisable at $3.20 per share vested on July 6, 2012.  The closing prices of the Common Shares on the TSX on January 6, 2012 and July 6, 2012 were $3.04 per share and $2.28 per share, respectively.

(4)
75,000 options exercisable at $2.78 per share vested on April 19, 2012 and 75,000 options exercisable at $2.78 per share vested on October 19, 2012.  The closing prices of the Common Shares on the TSX on April 19, 2012 and October 19, 2012 were $3.05 per share and $1.81 per share, respectively.

(5)
62,500 options exercisable at $2.81 per share vested on May 1, 2012 and 62,500 options exercisable at $2.81 per share vested on November 1, 2012.  The closing prices of the Common Shares on the TSX on May 1, 2012 and November 1, 2012 were $2.91 per share and $1.64 per share, respectively.

(6)
62,500 options exercisable at $2.62 per share vested on June 13, 2012 and 62,500 options exercisable at $2.62 per share vested on December 13, 2012.  The closing price of the Common Shares on the TSX on June 13, 2012 and December 13, 2012 were $2.19 per share and $1.55 per share respectively.

Pension Plan Benefits

The Company does not have any pension or retirement plans or arrangements for its Named Executive Officers.

Termination and Change of Control Benefits

The Company has entered into consulting or employment agreements with each of the Named Executive Officers. A description of each consulting or employment agreement with the Named Executives Officers is set forth below. For the purposes of the consulting or employment agreements:

•
A “Change in Control” is defined as the acquisition by any person (person being defined as an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Canada Business Corporations Act) of: (1) shares or rights or options to acquire shares of the Company or securities which are convertible into shares of the Company or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 50% or more of the votes entitled to be cast at a meeting of the shareholders of the Company;  (2) shares or rights or options to acquire shares, or their equivalent, of any material subsidiary of the Company or securities which are convertible into shares of the material subsidiary or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 50% or more of the votes entitled to be cast a meeting of the shareholders of the material subsidiary; or (3) more than 50% of the material assets of the Company, including the acquisition of more than 50% of the material assets of any material subsidiary of the Company.

Stan Bharti

Mr. Bharti is the Executive Chairman of Forbes. See “Management Contracts – Forbes & Manhattan, Inc.” for a description of change and control and termination payments with respect to the Company’s agreement with Forbes.

Mark J. Morabito

MJM Consulting Corp. (“MJM”) has an agreement with the Company pursuant to which MJM provides the services of Mr. Morabito to provide management and operational consulting services to the Company in the capacity of Executive Chairman of the Company. Effective as of October 31, 2012, the base fees for Mr. Morabito’s services are $41,667 per month, plus applicable tax, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and bonuses (including additional grants of options) as the Board of Directors may from time to time determine. This agreement may be terminated at any time prior to September 30, 2014 (the termination date), by making a payment to MJM that is equivalent to the base fees remaining to be paid under the term of this agreement in the form of a lump sum payment within thirty (30) days of the termination date. However, in the event that there is a Change in Control (as defined above) of the Company, either the Company or MJM will have one year from the date of such

Change in Control to elect to have the MJM’s appointment terminated. In the event that such an election is made, the Company will be obliged to make a lump sum termination payment to MJM that is equivalent to 36 months base fees plus an amount that is equivalent to all cash bonuses paid to MJM in the 36 months prior to the Change in Control.

Tayfun Eldem

On July 4, 2011, as amended on September 7, 2011, the Company entered into an agreement with Eldem Consulting Inc. (“Eldem”), pursuant to which Eldem provides the services of Mr. Eldem to provide management, operational and engineering consulting services to the Company in the capacity as the President & Chief Executive Officer of the Company. During the year ended December 31, 2012, the base fees for Eldem’s services were $31,250 per month, plus applicable tax, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the amount of 75% of the annual base fees plus applicable tax. The term of this agreement is month to month and may be terminated at any time by the Company without cause by making a payment to Eldem that is equivalent to twelve (12) months base fees.  However, in the event that there is a Change in Control (as defined above) of the Company, either the Company or Eldem will have one year from the date of such Change in Control to elect to have the Eldem’s appointment terminated. In the event that such an election is made, the Company will be obliged to make a lump sum termination payment to Eldem that is equivalent to 36 months base fees plus an amount that is equivalent to all cash bonuses paid to Eldem in the 36 months prior to the Change in Control.

Keith Santorelli

On October 19, 2011 the Company entered into an employment agreement with Keith Santorelli, whereby Mr. Santorelli agreed to act in the capacity of Chief Financial Officer of the Company.  During the year ended December 31, 2012, the base salary for Mr. Santorelli’s services were $19,583 per month, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the minimum amount of 50% of the annual base salary.  The term of this agreement shall continue until terminated.  The agreement may be terminated at any time by the Company without cause by making a payment to Mr. Santorelli that is equivalent to twelve (12) months base salary.  However, in the event that there is a Change in Control (as defined above) of the Company, either the Company or Mr. Santorelli will have one year from the date of such Change in Control to elect to have the Mr. Santorelli’s appointment terminated. In the event that such an election is made, the Company will be obliged to make a lump sum termination payment to Mr. Santorelli that is equivalent to 36 months base fees plus an amount that is equivalent to all cash bonuses paid to Mr. Santorelli in the 36 months prior to the Change in Control.

Bernard Potvin

On October 26, 2011 the Company entered into an employment agreement with Bernard Potvin, whereby Mr. Potvin agreed to act in the capacity of Executive Vice President, Project Delivery of the Company.  During the year ended December 31, 2012, the base salary for Mr. Potvin’s services were $20,000 per month, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the minimum amount of 50% of the annual base salary. The term of this agreement shall continue until terminated.  The agreement may be terminated at any time by the Company without cause by making a payment to Mr. Potvin that is equivalent to six (6) months base salary.  However, in the event that there is a Change in Control (as defined above) of the Company, either the Company or Mr. Potvin will have one year from the date of such Change in Control to elect to have the Mr. Potvin’s appointment terminated. In the event that such an election is made, the Company will be obliged to make a lump sum termination payment to Mr. Potvin that is equivalent to 36 months base fees plus an amount that is equivalent to all cash bonuses paid to Mr. Potvin in the 36 months prior to the Change in Control.

Todd Burlingame

On May 18, 2011, the Company entered into an agreement with Kee Scarp Ltd. (“Kee Scarp”), pursuant to which Kee Scarp provides the services of Mr. Burlingame to provide management, environmental and aboriginal relations consulting services to the Company in the capacity as the Executive Vice President, Environment and Aboriginal Affairs of the Company.  During the year ended December 31, 2012, the base fees for Kee Scarp’s services were $16,667 per month, plus applicable tax, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the amount of 50% of the annual base fees plus applicable tax. This agreement was amended and restated on April 1, 2013 such that Kee Scarp is paid based on a daily rate of $1,160.00 for days actually worked.  The term of this agreement is month to month and may be terminated at any time by the Company on 30 days’ written notice. On the expiry of such 30 day notice period, the Company will pay Kee Scarp for any outstanding consulting fees and expenses as of the end of the 30 day notice period. However, in the event that there is a Change in Control (as defined above) of the Company, either the Company or Kee Scarp will have one year from the date of such Change in Control to elect to have Kee Scarp’s appointment terminated, provided that termination by Kee Scarp must be for “good reason” which includes a reduction in consulting fees, a diminution in duties or a relocation of place of work. In the event that such an election is made, the Company will be obliged to make a lump sum termination payment to Kee Scarp that is equivalent to 24 months base fees plus an amount that is equivalent to all cash bonuses paid to Mr. Burlingame in the 24 months prior to the Change in Control and the base fees for this purpose are deemed to be $200,000.

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in accordance with the termination provisions described above:

Name	Termination Without Cause Benefit Value(1)	Termination on a Change of Control Benefit Value(1)
Stan Bharti	$960,000(2)	$1,440,000(2)
Mark Morabito	$875,000	$3,225,000
Tayfun Eldem	$375,000	$1,725,000
Keith Santorelli	$234,996	$825,750
Bernard Potvin	$120,000	$834,000
Todd Burlingame	$16,667(3)	$637,500
(1)	The termination value assumes that the triggering event took place on the last business day of the Company’s financial year-end (December 31, 2012).
(2)
The termination value is the amount payable to Forbes under the services agreement between the Company and Forbes as further described under the heading, “Management Contracts”.   Mr. Bharti resigned as Vice Chairman and a director of the Company on September 4, 2012.

(3)	This termination value assumes that services are provided during the 30 day termination notice period based on a $200,000 annual amount that the daily rate is based on.

Director Compensation

Effective October 1, 2011, Alderon adopted a formal director compensation program. Prior to that date, no such formal program was in place. Under the formal director compensation program, non-executive directors of Alderon receive an annual board retainer of $20,000, the Non-Executive Chairman of the Board (currently none), receives an annual fee of $10,000, the Chair of the Audit Committee receives an annual fee of $5,000 and each of the Chairs of the Compensation and Nominating and Corporate Governance Committees receive an annual fee of $2,500. Each of the aforementioned fees is paid quarterly. The directors of the Company are also eligible to receive options to purchase Common Shares pursuant to the terms of the Plan.

The following table contains information about the compensation paid to, or earned by directors of the Company who were not Named Executive Officers. During the financial year ended December 31, 2012, the Company had a total of ten directors who were not Named Executive Officers.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(8)	Non-equity incentive plan compensation ($)(9)	Pension value ($)	All other compen-sation ($)	Total ($)
Brad Boland(1) Director	5,000	Nil	Nil	Nil	Nil	Nil	5,000
R.B. Humphrey Director	20,000	Nil	Nil	Nil	Nil	Nil	20,000
David J. Porter Director	22,500	Nil	Nil	Nil	Nil	Nil	22,500
Matthew Simpson Director	20,000	Nil	Nil	50,000	Nil	Nil	70,000
Brian F. Dalton Director	20,000	Nil	Nil	Nil	Nil	Nil	20,000
John A. Baker Director	22,500	Nil	Nil	Nil	Nil	Nil	22,500
Christopher Noel Dunn(2) Director	22,500	Nil	413,312(3)	Nil	Nil	Nil	435,812
John Vettese(4) Director	15,000	Nil	657,547	Nil	Nil	Nil	672,547
Danny Williams(4) Director	15,000	Nil	1,708,537	Nil	Nil	Nil	1,723,537
Zheng Liangjun(5) Director	5,000	Nil	244,235(6)	Nil	Nil	Nil	249,235
Tian Zejun(5) Director	5,000	Nil	244,235(7)	Nil	Nil	Nil	249,235

(1) (2) (3) (4) (5) (6) (7) (8) (9)	Mr. Brad Boland served as a director of the Company from March 3, 2010 to April 2, 2012.
Mr. Christopher Noel Dunn was appointed as a director of the Company from on January 13, 2012.
Options granted in the name of LMM of which Mr. Dunn is the Managing Director.
Mr. John Vettese and Mr. Danny Williams were appointed as directors of the Company on March 28, 2012.
Ms. Zheng Liangjun and Mr. Tian Zejun were appointed as directors of the Company on September 4, 2012.
Options granted in the name of Zheng Liangjun in trust and for the sole benefit of HBIS International Holding (Canada) Co., Ltd., a wholly-owned subsidiary of Hebei. Ms. Liangjun is a Vice President of a subsidiary of Hebei.
Options granted in the name of Tian Zejun in trust and for the sole benefit of HBIS International Holding (Canada) Co., Ltd., a wholly-owned subsidiary of Hebei. Mr. Zejun is a Vice President of a subsidiary of Hebei
The value of the option-based awards reflects the fair value of options granted on the applicable dates of grant, which were March 27, 2012 and September 12, 2012. The fair value was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 1.23%; b) expected life of 2.5 years; c) the price of the stock on the grant date; d) expected volatility of 71% and e) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.
Compensation received in the form of discretionary bonuses.

Incentive plan awards - Outstanding share-based awards and option-based awards granted to directors

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the directors of the Company who were not Named Executive Officers as at December 31, 2012.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Brad Boland	100,000(2) 100,000(3) 100,000(3)	1.50 1.60 3.70	2015-03-03 2015-11-08 2016-02-09	26,000 16,000 Nil	Nil	Nil
R.B. Humphrey	200,000(2) 200,000(3) 100,000(3)	1.50 1.60 3.70	2015-03-03 2015-11-08 2016-02-09	52,000 32,000 Nil	Nil	Nil
David J. Porter	200,000(3) 100,000(3)	1.60 3.70	2015-11-08 2016-02-09	32,000. Nil	Nil	Nil
Matthew Simpson	250,000(3) 100,000(3) 200,000(3)	1.20 1.60 3.00	2015-07-22 2015-11-08 2015-12-20	140,000 16,000 Nil	Nil	Nil
Brian F. Dalton	400,000(3)	3.70	2016-02-09	Nil	Nil	Nil
John A. Baker	400,000(3)	3.70	2016-02-09	Nil	Nil	Nil
Christopher Noel Dunn	300,000(3)(4)	3.10	2017-03-27	Nil	Nil	Nil
John Vettese	300,000(3) 300,000(3)	3.10 1.95	2017-03-27 2017-09-12	Nil Nil	Nil	Nil
Danny Williams	750,000(3) 375,000(3)	2.41 3.10	2016-12-22 2017-03-27	Nil Nil	Nil	Nil
Zheng Liangjun	300,000(3)(5)	1.95	2017-09-12	Nil	Nil	Nil
Tian Zejun	300,000(3)(6)	1.95	2017-09-12	Nil	Nil	Nil

(1)	Based on the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2012, being $1.76 per share.
(2)
Options are exercisable for a period of five years and vest over a period of one such that 25% become available for exercise on each of the three, six, nine and twelve month anniversaries of the date of grant.

(3)
Options are exercisable for a period of five years and vest over a period of two years such that 25% become available for exercise on each of the six, twelve, eighteen and twenty-four month anniversaries of the date of grant.

(4)	Options granted in the name of LMM of which Mr. Dunn is the Managing Director.
(5)
Options granted in the name of Zheng Liangjun in trust and for the sole benefit of HBIS International Holding (Canada) Co., Ltd., a wholly-owned subsidiary of Hebei. Ms. Liangjun is a Vice President of a subsidiary of Hebei.

(6)
Options granted in the name of Tian Zejun in trust and for the sole benefit of HBIS International Holding (Canada) Co., Ltd., a wholly-owned subsidiary of Hebei. Mr. Zejun is a Vice President of a subsidiary of Hebei

Incentive plan awards – value vested or earned during the financial year ended December 31, 2012

The following table provides information regarding value vested or earned through incentive plan awards by the directors of the Company who were not Named Executive Officers during the financial year ended December 31, 2012:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brad Boland	Nil2)	Nil	Nil
R.B. Humphrey	61,000(3)	Nil	Nil
David J. Porter	61,000(4)	Nil	Nil
Matthew Simpson	234,250(5)	Nil	Nil
Brian F. Dalton	Nil(6)	Nil	Nil
John A. Baker	Nil(6)	Nil	Nil
Christopher Noel Dunn	Nil(7)	Nil	Nil
John Vettese	Nil(8)	Nil	Nil
Danny Williams	Nil(9)	Nil	Nil
Zheng Liangjun	Nil(10)	Nil	Nil
Tian Zejun	Nil(11)	Nil	Nil

(1)
This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.

(2)
25,000 options exercisable at $3.70 per share vested on February 9, 2012.  The closing price of the Common Shares on the TSX on February 9, 2012 was $3.18.  Mr. Boland resigned as a director effective April 2, 2012.

(3)
25,000 options exercisable at $3.70 per share vested on February 9, 2012, 50,000 options exercisable at $1.60 per share vested on May 8, 2012, 25,000 options exercisable at $3.70 per share vested on August 9, 2012, and 50,000 options exercisable at $1.60 per share vested on November 8, 2012.  The closing prices of the Common Shares on the TSX on February 9, 2012, May 8, 2012, August 9, 2012 and November 8, 2012 were $3.18 per share, $2.82 per share, $2.42 per share and $1.60 per share respectively.

(4)
25,000 options exercisable at $3.70 per share vested on February 9, 2012, 50,000 options exercisable at $1.60 per share vested on May 8, 2012, 25,000 options exercisable at $3.70 per share vested on August 9, 2012, and 50,000 options exercisable at $1.60 per share vested on November 8, 2012. The closing prices of the Common Shares on the TSX on February 9, 2012, May 8, 2012, August 9, 2012 and November 8, 2012 were $3.18 per share, $2.82 per share, $2.42 per share and $1.60 per share respectively.

(5)
62,500 options exercisable at $1.20 per share vested on January 22, 2012, 25,000 options exercisable at $1.60 per share vested on May 8, 2012, 50,000 options exercisable at $3.00 per share vested on June 29, 2012, 62,500 options exercisable at $1.20 per share vested on July 22, 2012, 25,000 options exercisable at $1.60 per share vested on November 8, 2012 and 50,000 options exercisable at $3.00 per share vested on December 29, 2012.  The closing prices of the Common Shares on the TSX January 20, 2012, May 8, 2012, June 29, 2012, July 20, 2012, November 8, 2012 and December 28, 2012 were $3.15 per share, $2.82 per share, $2.26 per share, $2.51 per share, $1.60 per share and $1.71 per share respectively.

(6)
100,000 options exercisable at $3.70 per share vested on February 9, 2012 and 100,000 options exercisable at $3.70 per share vested on August 9, 2012.  The closing prices of the Common Shares on the TSX on February 9, 2012 and August 9, 2012 were $3.18 and $2.42 per share.

(7)
75,000 options exercisable at $3.10 per share vested on September 27, 2012.  The closing price of the Common Shares on the TSX on September 27, 2012 was $1.99 per share.  Options granted in the name of LMM of which Mr. Dunn is the Managing Director.

(8)	75,000 options exercisable at $3.10 per share vested on September 27, 2012. The closing price of the Common Shares on the TSX on September 27, 2012 was $1.99 per share.
(9)
187,500 options exercisable at $2.41 per share vested on June 22, 2012, 93,750 options exercisable at $3.10 per share vested on September 27, 2012 and 187,500 options exercisable at $2.41 per share vested on December 22, 2012.  The closing prices of the Common Shares on the TSX on June 22, 2012, September 27, 2012 and December 21, 2012 were $2.22 per share, $1.99 per share and $1.67 respectively.

(10)
No options vested during the year ended December 31, 2012.  Options granted in the name of Zheng Liangjun in trust and for the sole benefit of HBIS International Holding (Canada) Co., Ltd., a wholly-owned subsidiary of Hebei. Ms. Liangjun is a Vice President of a subsidiary of Hebei.

(11)
No options vested during the year ended December 31, 2012.  Options granted in the name of Tian Zejun in trust and for the sole benefit of HBIS International Holding (Canada) Co., Ltd., a wholly-owned subsidiary of Hebei. Mr. Zejun is a Vice President of a subsidiary of Hebei.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no current or former director, executive officer or senior officer of the Company, employee or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such director, executive officer or senior officer, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Forbes & Manhattan, Inc.

On May 25, 2010, as amended on September 7, 2011 and further amended September 4, 2012, the Company signed a service agreement with Forbes (of which Mr. Bharti is the Executive Chairman) for financial, management and business consulting services. Forbes’ head office is located at 65 Queen Street West, Suite 805, Toronto, Ontario, Canada M5H 2M5. The base fees for Forbes’ services are $40,000 per month (the “Forbes Fee”), plus applicable tax, together with reimbursement for travel and other business expenses incurred on behalf of the Company together with any such increments thereto and bonuses (including additional grants of options) as the Board of Directors may from time to time determine. This agreement may be terminated prior to December 31, 2015, by the Company without cause by making a payment to Forbes that is equivalent to the base fees remaining to be paid under the term of this agreement in the form of a lump sum payment within thirty (30) days of the termination date. However, in the event that there is a Change in Control (as defined above under the heading, “Statement of Executive Compensation – Termination and Change of Control Benefits”) of the Company, either the Company or Forbes will have one year from the date of such Change in Control to elect to have Forbes’ appointment terminated. In the event that such an election is made, the Company will be obliged to make a lump sum termination payment to Forbes that is equivalent to 36 months base fees plus an amount that is equivalent to all cash bonuses paid to Forbes in the 36 months prior to the Change in Control.

The Forbes Fee is intended to reflect the value of the benefits and services that are provided to the Company by Forbes in gaining access to a number of individuals by virtue of their relationship with Forbes. Various administrative, strategic and technical services are provided and will be provided to the Company through a team of geologists, mining engineers and financial professionals related to Forbes on an as needed basis. In certain instances, additional fees may be paid to such individuals by the Company directly and not in connection with this agreement for their services.

King & Bay West Management Corp.

The Company has an arrangement with King & Bay West (formerly Forbes West Management Corp.) of Suite 1240, 1140 West Pender Street, Vancouver, British Columbia V6E 4G1, to provide services and facilities to the Company. King & Bay West is a private company which is owned by Mark Morabito, Executive Chairman of the Company.  King & Bay West provides the Company with administrative and management services. The services provided by King & Bay West include certain administrative, management, geological, legal and regulatory, tax, corporate development, information technology support and investor relations services. The fees for these management services are determined and allocated to the Company based on the cost or value of the services provided to the Company as determined by King & Bay West, and the Company reimburses King & Bay West for such costs on a monthly basis.

During the financial year ended December 31, 2012, the Company incurred $2,008,486 (excluding taxes) for management services provided by King & Bay West, of this amount $1,275,150 was for King & Bay West personnel provided to the Company and $733,336 was for overhead and third party costs incurred by King & Bay West on behalf of the Company.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out particulars of the compensation plans and individual compensation arrangements under which equity securities of the Company are authorized for issuance as of December 31, 2012:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	14,102,500	$2.58	897,500
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	14,102,500	$2.58	897,500
(1)	At December 31, 2012, the Company had a “fixed” stock option plan that reserved for issuance 15,000,000 shares.

AUDIT COMMITTEE

For information regarding the Audit Committee, see the Company’s annual information form (the “AIF”) dated December 31, 2012, under the heading, “Audit Committee”, including a copy of the audit committee charter which is attached to the AIF as Schedule “A”. The AIF is available under the Company’s profile at www.sedar.com.

During the Company’s most recent financial year, the members of the Audit Committee were Brad Boland, David Porter and Bruce Humphrey, each of whom were independent and financially literate for purposes of applicable securities laws. Brad Boland resigned as a director and member of the Audit Committee effective April 2, 2012, and was replaced by John Vettese who served on the Audit Committee from April 2, 2012 until June 6, 2012.  John Vettese is financially literate but was not independent within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”).  Therefore, for the period from April 2, 2012 until June 6, 2012, the Company relied on the exemption under section 3.5 of NI 52-110 (Death, Disability or Resignation of Audit Committee Member) for the period, which provides that an audit committee member is exempt from being independent for a period of six months if such a member was appointed by a board of directors to fill a vacancy resulting from the resignation of an audit committee member. On June 6, 2012, John Vettese was replaced on the Audit Committee by Noel Dunn who is financially literate and independent.  David Porter and Bruce Humphrey remained independent.

As at the date of this Information Circular, the Company’s Audit Committee is comprised of three directors: Lenard F. Boggio, Brian Dalton and David J. Porter. As defined in NI 52-110, Lenard F. Boggio, Brian Dalton and David J. Porter are all independent and financially literate.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

On June 30, 2005, the Canadian Securities Administrators introduced in final form National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). The Company has reviewed its own corporate governance practices in light of the NP 58-201 guidelines.  In certain cases, the Company’s practices comply with NP 58-201, however, the Board of Directors considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore certain guidelines have not been adopted. Set out below is a description of certain corporate governance practices of the Company, as required by NI 58-101.

Board of Directors

NP 58-201 recommends that boards of directors of reporting issuers be composed of a majority of independent directors.  NI 52-110 sets out the standard for director independence.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. As at December 31, 2012, the Board of Directors consisted of twelve directors, five of which, were independent.

The current Board of Directors consists of twelve directors with five of the twelve directors considered independent.  Tayfun Eldem is the President and CEO of the Company and is therefore not considered independent.  Mark Morabito is the Executive Chairman of the Company and is therefore not considered independent. Matthew Simpson served as Chief Operating Officer for the Company until May 7, 2011 and therefore is not considered independent. John Baker is a partner at Ottenheimer Baker and provides legal services to the Company and therefore is not independent. John Vettese is a partner at Cassels Brock & Blackwell LLP, legal counsel to the Company, and is therefore not independent.  Zheng Liangjun and Tian Zejun are affiliated with the Company due to their relationship with Hebei Iron & Steel Group Co., Ltd. and are therefore not independent. Brian Dalton, Christopher Noel Dunn, Lenard F. Boggio, David Porter, and Danny Williams are independent directors. While serving as a director of the Company until April 2, 2012, Brad Boland was considered independent.  While serving as a director of the Company until February 19, 2013, Bruce Humphrey was considered independent.

The proposed Board of Directors is the same as the current Board of Directors. As a result, the proposed Board of Directors will have five independent directors: Brian Dalton, Christopher Noel Dunn, Lenard F. Boggio, David Porter, and Danny Williams and seven non-independent directors: Mark Morabito, Matthew Simpson, Tayfun Eldem, John Baker, John Vettese, Zheng Liangjun and Tian Zejun. As a result, a majority of the Board of Directors will not be independent. The Board of Directors believes that Management is effectively supervised by the independent directors of the Company on an informal basis, as the independent directors are actively and regularly involved in reviewing the operations of Alderon and have regular and full access to management.

During the year ended December 31, 2012, the independent directors did not hold regularly scheduled meetings at which the non-independent directors and members of management are not in attendance.

The Chair of the Board of Directors is not an independent director and the Company does not have a lead director. The Board is of the view that appropriate structures and procedures are in place (discussed below) to allow the Board to function independently of management while continuing to provide the Company with the benefit of having a Chairman of the Board with extensive experience and knowledge of the Company’s business.

The Nominating and Corporate Governance Committee, which is constituted of a majority of independent directors, is responsible for identifying whether the Board is effective. Specifically, this committee reviews with the Board, on a regular basis and at least annually, the role of the Board, the terms of reference of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities.

As well, to facilitate the Board operating independently of management, the following processes are in place:

•	the Board holds in-camera meetings with the non-management directors;

•	at Board meetings, members of management, including the President & Chief Executive Officer and Executive Chairman, are not present for the discussion and determination of certain matters;

•	under the Company’s Articles any one director may call a Board meeting;

•	the compensation of the President & Chief Executive Officer and Executive Chairman is considered in their absence by the Compensation Committee at least annually; and

•	in addition to the standing committees of the Board, independent committees are appointed from time to time, when appropriate.

Meetings of the Board and Committees of the Board

Alderon’s Board meets quarterly and at other times when it is necessary and desirable to transact business of Alderon.  Each committee of the Alderon’s Board meets at least once each year or more frequently as deemed necessary by the applicable committee.  The Audit Committee meets every quarter.  The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which Alderon faces from time to time. During the financial year ended December 31, 2012 Alderon’s Board met ten times, the Audit Committee met four times, the Compensation Committee six times and the Nominating and Corporate Governance Committee did not meet. The following table provides details regarding director attendance at Board and committee meetings held during each director’s tenure on Alderon’s Board and his respective committees during the financial year ended December 31, 2012.

Director Attendance Record
Director	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee(10)	Project Finance Committee(11)
Mark J. Morabito	9 of 10	N/A	N/A	N/A	N/A
Stan Bharti(1)	6 of 8	N/A	N/A	N/A	N/A
Brad Boland(2)	2 of 2	1 of 1	4 of 4	N/A	N/A
Tayfun Eldem	10 of 10	N/A	N/A	N/A	N/A
R. Bruce Humphrey(3)	9 of 10	3 of 4	6 of 6	N/A	N/A
John A. Baker	10 of 10	N/A	N/A	N/A	N/A
Brian Dalton	10 of 10	N/A	N/A	N/A	N/A
David Porter	9 of 10	4 of 4	6 of 6	N/A	N/A
Matthew Simpson	9 of 10	N/A	N/A	N/A	N/A
Christopher Noel Dunn(4)	10 of 10	2 of 2	N/A	N/A	N/A
John Vettese(5)	8 of 8	1 of 1	2 of 2	N/A	N/A
Danny Williams(6)	7 of 8	N/A	N/A	N/A	N/A
Zheng Liangjun(7)	1 of 2	N/A	N/A	N/A	N/A
Tian Zejun(8)	1 of 2	N/A	N/A	N/A	N/A
Lenard F. Boggio(9)	N/A	N/A	N/A	N/A	N/A

Director Attendance Record
Director	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee(10)	Project Finance Committee(11)
Lenard F. Boggio(9)	N/A	N/A	N/A	N/A	N/A

(1)	Mr. Stan Bharti resigned as a director of the Company on September 4, 2012.
(2)	Mr. Brad Boland resigned as a director of the Company on April 2, 2012.
(3)	Mr. Bruce Humphrey resigned as a director of the Company on February 19, 2013.
(4)	Mr. Christopher Noel Dunn was appointed a director of the Company on January 13, 2012.
(5)	Mr. John Vettese was appointed a director of the Company on March 28, 2012.
(6)	Mr. Danny Williams was appointed a director of the Company on March 28, 2012.
(7)	Ms. Zheng Liangjun was appointed a director of the Company on September 4, 2012.
(8)	Mr. Tian Zejun was appointed a director of the Company on September 4 2012.
(9)	Mr. Lenard F. Boggio was appointed a director of the Company on February 20, 2013.
(10)	The Nominating and Corporate Governance Committee was formed on February 1, 2012.
(11)	The Project Finance Committee was formed on March 21, 2013.

The independent directors do not hold regularly scheduled meetings at which non-independent directors are not in attendance. However, during the course of a directors’ meeting, if a matter is more effectively dealt with without the presence of directors who are also members of Management, the independent directors ask members of Management to leave the meeting, and the independent directors are able to discuss matters in camera.

Directorships

Currently, the following existing directors and proposed directors serve on the following boards of directors of other public companies:

Director	Reporting Issuer Board Membership
Mark J. Morabito	Crosshair Energy Corporation Excelsior Mining Corp. Ridgemont Iron Ore Corp. Savary Gold Corp.
Matthew Simpson	Black Iron Inc. Ridgemont Iron Ore Corp.
John A. Baker	Altius Minerals Corporation
Brian F. Dalton	Altius Minerals Corporation
David J. Porter	Black Iron Inc.
Tayfun Eldem	Mason Graphite Inc. Ridgemont Iron Ore Corp.
Christopher Noel Dunn	Pretium Resources Inc. Pan American Silver Corp.
Danny Williams	None.
John Vettese	Midlands Minerals Corporation Excelsior Mining Corp.
Zheng Liangjun	None.

Director	Reporting Issuer Board Membership
Tian Zejun	None.
Lenard F. Boggio	Polaris Minerals Corporation Great Western Minerals Group Ltd. Goldgroup Mining Inc. Sprott Resource Corp.

Board Mandate

The Alderon Board does not have a written mandate. The duties and responsibilities of Alderon’s Board are to supervise the management of the business and affairs of Alderon and to act with a view towards the best interests of Alderon. Alderon’s Board delegates day-to-day management of Alderon to executive officers, relying on them to keep it apprised of all significant developments affecting Alderon. In discharging its mandate, Alderon’s Board is responsible for the oversight and review of the development of, among other things, the following matters: the strategic planning process of Alderon; identifying the principal risks of Alderon 's business and ensuring the implementation of appropriate systems to manage these risks; succession planning, including appointing, training and monitoring senior management; a communications policy for Alderon to facilitate communications with investors and other interested parties; and the integrity of Alderon's internal control and management information systems.

Alderon’s Board also has the mandate to assess the effectiveness of Alderon’s Board as a whole, its committees and the contribution of individual directors. Alderon’s Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Project Finance Committee.

Position Descriptions

The Board has developed a written position description for the Executive Chairman. The Chair of each Board committee acts within the parameters set by their respective committee charters. The Board, has also developed a written position description for the President & Chief Executive Officer.

Orientation and Continuing Education

The Company provides an orientation program to new directors.  This program consists of providing education regarding directors’ responsibilities, corporate governance issues, committee charters, and recent and developing issues related to corporate governance and regulatory reporting. The Company also encourages senior management to participate in professional development programs and courses and supports Management’s commitment to training and developing employees.  The Board of Directors provides comprehensive information regarding the Company to new directors and continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to understand to meet their obligations as directors.

Furthermore, the Nominating and Corporate Governance Committee is responsible for reviewing, monitoring and making recommendations regarding new director orientation and ongoing development of existing directors.

Ethical Business Conduct

Alderon’s Board expects Management to operate the business of Alderon in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute Alderon’s business plan and to meet performance goals and objectives. In February of 2011, Alderon’s

Board adopted a Code of Business Conduct and Ethics (the “Code”), which is available on Alderon’s website at www.alderonironore.com. Before adopting the Code, the independent members of the Board of Directors monitored the activities of Management on an on-going basis to ensure that the highest standard of ethical conduct was maintained.

Compliance with the Code is based first and foremost on the cooperation and vigilance of all persons subject to the Code.  Each director, officer and employee and consultant is provided with a copy of the Code and is required to acknowledge in their employment or consulting contract, as applicable, that they have read, understood and agree to comply with the Code. The Nominating and Corporate Governance Committee is responsible for monitoring compliance with the Code by ensuring that all directors, officers, consultants and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Chairman of the Audit Committee or other appropriate person. The Board sets the tone for ethical conduct throughout the Company by considering and discussing ethical considerations when reviewing the corporate transactions of the Company.

No material change report has ever been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

In February of 2012, the Company also adopted a Whistleblower Policy, as revised December 14, 2012, to address Alderon’s commitment to integrity, ethical behavior, and compliance with the Code by its personnel. The Company’s Whistleblower Policy sets out procedures for directors, officers, consultants and employees of Alderon to make good faith complaints concerning a suspicion of unethical behaviour of Alderon or any of its personnel.  The Company uses the services of an independent company, EthicsPoint, to receive confidential complaints by telephone or via the internet.

The Code requires all employees, officers, directors and consultants of the Company to perform the responsibilities of their positions on the basis of what is in the best interests of the Company and free from the influence of personal considerations and relationships.

The Board endeavors to ensure that directors, officers and employees exercise independent judgement in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Nominating and Corporate Governance Committee regarding any potential conflicts of interest. In addition, in accordance with the British Columbia Business Corporations Act, if a director is a director or officer of, or has a material interest in, any person who is a party to a transaction or proposed transaction with the Company, that director is not entitled to vote on any directors’ resolutions in respect of such transaction, in most circumstances. The Nominating and Corporate Governance Committee monitors the disclosure of conflicts of interest to the Board by directors and ensures that no director will vote or participate in a discussion on a matter in respect of which such director has a material interest.  Committee Chairs perform the same function with respect to meetings of each Board committee.

Nomination of Directors

The Nominating and Corporate Governance Committee is responsible for recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and analyzing the needs of the Board and recommending nominees who meet such needs, when vacancies arise on the Board.  The Nominating and Corporate Governance Committee is currently comprised of John Baker, Christopher Noel Dunn and David Porter. Each of David Porter and Christopher Noel Dunn

is considered an independent director and John Baker is not considered an independent director for purposes of applicable securities laws.

To encourage an objective nominating process, when considering potential Board nominees the Nominating and Corporate Governance Committee takes into account a number of factors, which may include the current composition of the Board, the ability of the individual candidate to contribute on an overall basis, the ability of the individual to contribute sufficient time and resources to the Board, the current and future needs of the Company, the individual’s direct experience with public companies in general and mining companies in particular as well as the individual’s skills and knowledge and the skills and knowledge of existing members of the Board.

The overall purpose of the Nominating and Corporate Governance Committee is to:

•	provide a focus on corporate governance that will enhance corporate performance;

•	assist the Company in its corporate governance responsibilities under applicable law;

•	establish criteria for Board and committee membership;

•	recommend composition of the Board and its committees; and

•	as circumstances arise, assess directors’ performance.

The Corporate Governance and Nominating Committee uses the following process to identify and nominate highly qualified and dedicated director candidates for election to the Board:

•
the Executive Chairman, the Chair of the Nominating  and Corporate Governance Committee or other members of the Board identify the need to add new Board members, with careful consideration of the mix of qualifications, skills and experience represented on the Board;

•	the Nominating and Corporate Governance Committee coordinates the search for qualified candidates with input from management and other Board members;

•	the Nominating and Corporate Governance Committee may engage a candidate search firm to assist in identifying potential nominees, if it deems such engagement necessary and appropriate;

•	selected members of management and the Board will interview prospective candidates;

•
the Nominating  and Corporate Governance Committee will recommend a nominee and seek full Board endorsement of the selected candidate, based on its judgment as to which candidate will best serve the interests of the shareholders;

•
the Nominating  and Corporate Governance Committee may, to the extent it deems appropriate, consult with significant shareholders of the Company or other shareholders as part of the process of nominating new directors; and

•	the Nominating and Corporate Governance Committee will consider any candidates submitted by shareholders on the same basis as any other candidate.

Compensation

Reference should be made to “Statement of Executive Compensation” for details regarding the Compensation Committee.

Other Board Committees

The Company does not have any standing committees other than the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, except for the Project Finance Committee.

The members of the Project Finance Committee are Noel Dunn, John Vettese, Mark Morabito and Tayfun Eldem. The Project Finance Committee has the following responsibilities:

•	to review and supervise the process to be carried out by the Company and its professional advisors in connection with the financing of the Kami Project (“Project Financing”);

•
to negotiate or supervise the negotiation of the terms of Project Financing of the Kami Project and any agreements necessary to give effect thereto, which terms will be subject to final approval by the Board of Directors of the Company;

•	to make a recommendation to the Board of Directors in respect of the approval of any Project Financing; and

•	to take such actions as in its opinion are necessary or desirable in the discharge of its responsibilities.

Assessments

The Board is responsible for assessing the effectiveness of the Board and its committees. The Board and its committees are assessed with reference to their respective mandates or charters, while individual directors are assessed with reference to any applicable position descriptions, as well as the competencies and skills that each individual director is expected to bring to the Board.

The Nominating and Corporate Governance Committee is responsible for ensuring that an appropriate system is in place to evaluate the effectiveness of the Board of Directors as a whole as well as the committees of the Board of Directors with a view to ensuring that they are fulfilling their respective responsibilities and duties. These evaluations take into account the competencies and skills each director is expected to bring to his role or her particular role on the Board of Directors or on a committee, as well as any other relevant facts.

There is currently no formal process in place for assessing the effectiveness of the Board of Directors as a whole, its committees or individual directors during the most recent financial year of the Company.

The Corporate Governance and Nominating Committee is tasked with evaluating at least annually the effectiveness and contribution of the Board of Directors, its committees and individual directors’ duties. These evaluations take into account the competencies and skills each director is expected to bring to his or her particular role on the Board or on a committee, as well as any other relevant facts.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth below, no informed person of the Company, no Management nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last financial year, any Shareholder directly or indirectly beneficially owning, or exercising control or direction over, more than 10% of the outstanding Common Shares, nor an associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company other than as disclosed under the headings, “Statement of Executive Compensation”, “Fixing the Number of Directors and Election of Directors” and “Particulars of Matters to be Acted Upon”.

On January 13, 2012, Alderon closed a $40 million strategic investment from LMM, a subsidiary of Liberty Mutual Group. LMM purchased 14,981,273 Common Shares of Alderon on a private placement basis for an aggregate purchase price of approximately $40 million at a price per Common Share of $2.67. Under the terms of the subscription agreement, Christopher Noel Dunn, the Managing Director of LLM, and current director of Alderon, was appointed to the Board. Under the terms of the subscription agreement, LMM has a pre-emptive right to participate in future equity financings of Alderon. In the event that LMM desires to sell any of its Common Shares, Alderon will hold the right to identify a purchaser or purchasers to whom such Common Shares shall be sold.  Concurrent with the closing of the Hebei Private Placement described below, on September 4, 2012, and pursuant to a subscription agreement dated May 29, 2012, as amended August 23, 2012, LMM acquired 3,816,181 Common Shares at a price of $2.41 per share for gross aggregate proceeds to Alderon of approximately $9.2 million.

On April 13, 2012, Alderon signed a Subscription Agreement with Hebei (the “Hebei Subscription Agreement”).  Under the terms of the Hebei Subscription Agreement, Hebei agreed to make a strategic investment into both Alderon and the Property in an aggregate amount of $182.2 million, in exchange for 19.9% of the outstanding Common Shares (the “Hebei Private Placement”) and a 25% interest in the Limited Partnership that was established to own the Kami Project. The parties also agreed upon the terms of the remaining Definitive Agreements governing the relationship between Hebei and Alderon and Hebei’s agreement to purchase iron ore concentrate produced at the Kami Project.  On September 4, 2012, Alderon closed the Hebei Private Placement with Hebei. Hebei, through its wholly-owned subsidiary, HBIS International Holding (Luxembourg) Co S.A.R.L., acquired 25,858,889 Common Shares at a price of $2.41 per common share for gross proceeds to Alderon of approximately $62.3 million, representing 19.9% of the issued and outstanding Common Shares. Alderon and Hebei also executed the remaining Definitive Agreements, including the Investor Rights, the Off-Take Agreement and the agreements required to form and operate the Limited Partnership that will own the Property after the satisfaction of certain conditions. Effective September 4, 2012, pursuant to the terms of the Hebei Subscription Agreement, Zheng Liangjun and Tian Zejun, both Vice Presidents of wholly-owned subsidiaries of Hebei, and current directors of Alderon, were appointed to the Board.

APPOINTMENT AND REMUNERATION OF AUDITOR

The persons named in the enclosed Instrument of Proxy will vote for the appointment of KPMG LLP, Chartered Accountants, of Montreal, Québec, as Auditors of the Company, to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the directors.  KPMG LLP was first appointed as Auditors of the Company in April 2012.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

APPROVAL OF AMENDED STOCK OPTION PLAN

At the Meeting, Shareholders will be asked to consider and, if thought advisable, approve an increase in the number of stock options issuable under the Plan from 15,000,000 to 16,500,000.

In order to provide the Company with added flexibility in attracting executives and consultants, at the Meeting, Shareholders will be asked to consider and, if thought advisable, approve an increase in the number of shares available for issuance under the Plan from 15,000,000 Common Shares, which represented 11.52% of the Common Shares issued and outstanding as of the date of this Information Circular, to 16,500,000 Common Shares, being approximately 12.68% of the Common Shares issued and outstanding as of the date of this Information Circular.  The Board of Directors is of the opinion that increasing the number of shares available for issuance under the Plan will assist the Company in continuing to attract, retain and motivate its employees, directors, officers, and other eligible persons whose contributions are important to the future success of the Company.

Currently the Company has options outstanding that will result in 14,727,500 Common Shares being issuable upon the exercise of such options, which represents approximately 11.32% of the current number of issued and outstanding Common Shares. Assuming the approval of the Plan, 1,772,500 options will be available to be granted under the Plan, representing approximately 1.4% of the current number of issued and outstanding Common Shares.

The Plan was last approved by Shareholders at the Company’s annual and general meeting of Shareholders held June 6, 2012.

Management recommends that Shareholders vote in favour of the resolution to approve the increase in the number of shares available for issuance under the Plan. In the absence of contrary instruction, the persons named in the enclosed Instrument of Proxy intend to vote for the approval of the resolution to approve the increase in the number of shares available for issuance under the Plan at the Meeting.

Therefore, at the Meeting, Shareholders will be asked to pass an ordinary resolution in the following form:

“RESOLVED, as an Ordinary Resolution, that:

(a)
the Company approve and ratify, subject to regulatory approval, the issuance of options under the Plan to directors, officers, employees and consultants of the company, and other eligible persons, up to a maximum of 16,500,000, common shares of the Company (“Common Shares”), with a maximum of 5% of the Company’s issued and outstanding Common Shares being reserved for any one person on a yearly basis, provided that if any option so issued has been exercised, then the number of Common Shares into which such option was exercised shall become available to be issued upon the exercise of options subsequently granted under the Amended Plan; and

(b)
any director or officer of the Company be and is hereby authorized to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to the provisions of these resolutions.”

The foregoing resolution must be approved by a simple majority of Shareholders. Further details regarding the Plan are disclosed above under the Heading “Statement of Executive Compensation – Option Based Awards”.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Instrument of Proxy intend to vote on any poll, on such matters in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Shareholders can obtain copies of the Company’s financial statements and management discussion and analysis of financial results by sending a request in writing to the Company by mail at 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1 or by email at info@alderonironore.com.  Financial information regarding the Company is provided in the Company’s audited comparative financial statements for the years ended December 31, 2012 and 2011 and in the accompanying management discussion and analysis, both of which are available on SEDAR at www.sedar.com.

DATED at Vancouver, British Columbia, this 14th day of May, 2012.

“Mark J. Morabito”

Mark J. Morabito

Executive Chairman